UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)

Valens Semiconductor Ltd.
(Name of Issuer)

Ordinary shares, no par value	M9607U115
(Title of class of securities)	(CUSIP number)

Value Base Ltd.
c/o Tsahy Alon, General Counsel
23 Yehuda Halevi St.
Tel-Aviv 6513601, Israel
Telephone: +972-3-622-3381
with a copy to:

Herzog Fox & Neeman
6 Yitzhak Sadeh St.
Tel Aviv 6777506, Israel
Attn: Ron Ben-Menachem, Adv.
 Telephone: 972-3-692-2020

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. M9607U115	Page 2 of 12
1	NAMES OF REPORTING PERSONS
Value Base Ltd. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,477,830

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,477,830

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
19,477,830

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.51%[1]

14	TYPE OF REPORTING PERSON
CO

(1) Based on 105,211,368 ordinary shares outstanding as of February 14, 2024 (as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2024).

CUSIP No. M9607U115	Page 3 of 12
1	NAMES OF REPORTING PERSONS
Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund, Limited Partnership I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,449,348

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,449,348

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
10,449,348

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.93%[1]

14	TYPE OF REPORTING PERSON
CO

(1) Based on 105,211,368 ordinary shares outstanding as of February 14, 2024 (as reported in the Issuer's Annual Report on Form 20-F filed with the SEC on February 28, 2024).

CUSIP No. M9607U115	Page 4 of 12
1	NAMES OF REPORTING PERSONS
Value Base Invest Management Ltd., acting as the general partner to Value Base Fund Invest 1, Limited Partnership I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,028,482

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,028,482

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
9,028,482

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.58%[1]

14	TYPE OF REPORTING PERSON
CO

(1) Based on 105,211,368 ordinary shares outstanding as of February 14, 2024 (as reported in the Issuer's Annual Report on Form 20-F filed with the SEC on February 28, 2024).

CUSIP No. M9607U115	Page 5 of 12
1	NAMES OF REPORTING PERSONS
Ido Nouberger I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,477,830

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,477,830

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
19,477,830

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.51%[1]

14	TYPE OF REPORTING PERSON
IN

(1) Based on 105,211,368 ordinary shares outstanding as of February 14, 2024 (as reported in the Issuer's Annual Report on Form 20-F filed with the SEC on February 28, 2024).

CUSIP No. M9607U115	Page 6 of 12
1	NAMES OF REPORTING PERSONS
Victor Shamrich I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,477,830

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,477,830

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
19,477,830

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.51%[1]

14	TYPE OF REPORTING PERSON
IN

(1) Based on 105,211,368 ordinary shares outstanding as of February 14, 2024 (as reported in the Issuer's Annual Report on Form 20-F filed with the SEC on February 28, 2024).

Item 1.          Security and Issuer

This Statement on Schedule 13D relates to the ordinary shares, no par value (the “Ordinary Shares”), of Valens Semiconductor Ltd., a company incorporated in Israel (“Valens”, the “Company” or the “Issuer”). The address of the principal executive offices of Valens is 8 Hanagar St., POB 7152, Hod Hasharon 4501309, Israel.

Item 2.          Identity and Background.

(a) – (c), (f)

This Schedule 13D is being filed jointly by Value Base Ltd. (“Value Base”), Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund, Limited Partnership (“VBF GP”), Value Base Invest Management Ltd. acting as the general partner to Value Base Fund Invest 1, Limited Partnership (the “VBFI GP”), Ido Nouberger and Victor Shamrich (each a “Reporting Person” and, collectively, the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto.

Mr. Nouberger, who together with Mr. Shamrich controls Value Base, is a citizen of Israel whose principal business is CEO and director at Value Base and various of its subsidiaries, respectively, which are located at 23 Yehuda Halevi St., 27th floor, Discount Bank Tower, Tel Aviv 6513601, Israel (which is also Mr. Nouberger's business address).

Mr. Shamrich, who together with Mr. Nouberger controls Value Base, is a citizen of Israel whose principal business is Chairman and director at Value Base and various of its subsidiaries, respectively, which are located at 23 Yehuda Halevi St., 27th floor, Discount Bank Tower, Tel Aviv 6513601, Israel (which is also Mr. Shamrich's business address). Mr. Nouberger and Mr. Shamrich also serve as directors of VBF GP, VBFI GP, and VBF MC (as such term is defined below).

VBF GP acts as the general partner of the private investment fund Value Base Fund, Limited Partnership (“VBF LP”), a Cayman Islands limited partnership, and is majority owned by Value Base. VBF GP has delegated its management responsibilities to a management company, Value Base Fund Management Ltd. (“VBF MC”), an Israeli private company controlled by Value Base. VBFI GP acts as the general partner of the private investment fund Value Base Fund Invest 1, Limited Partnership (the “VBFI LP”), an Israeli limited partnership, and is majority owned by Value Base. The principal business of Value Base is to provide investment banking services in Israel, including a wide range of financial and strategic financial consulting services. The principal business of VBF GP and VBFI GP is to act as the general partner of VBF LP and VBFI LP, respectively. Value Base, VBF GP and VBFI GP and VB MC are each organized under the laws of the State of Israel and have a business address of 23 Yehuda Halevi St., 27th floor, Discount Bank Tower, Tel Aviv 6513601, Israel.

Mr. Lior Kaver is a citizen of Israel whose principal business is CFO of Value Base. Mr. Tsahy Alon is a citizen of Israel whose principal business is General Counsel of Value Base. Mr. Yaacobi is a citizen of Israel whose principal business is CEO and managing partner of VBF LP and VBFI LP. Mr. Yaacobi also serves as the CEO of VBF GP, VBFI GP and VBF MC. The business address of each of Mr. Kaver, Mr. Alon and Mr. Yaacobi is the same as that of Value Base, as provided above.

(d) – (e)

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the other individuals mentioned in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

The Reporting Persons have invested an aggregate of approximately $48.0 million to acquire the Ordinary Shares of the Issuer, as follows: since June 27, 2023, VBF LP has invested approximately $25.2 million of its equity to acquire 10,449,348 Ordinary Shares it holds directly; and since March 25, 2024, VBFI LP has invested approximately $22.8 million of its equity to acquire 9,028,482 Ordinary Shares it holds directly.

Item 4.          Purpose of Transaction.

On July 23, 2024, a Board Nomination Agreement was entered into by and among VBF LP, VBFI LP and Value Base (collectively, “Value Base Group”) and the Company (the “Nomination Agreement”), pursuant to which the Company agreed that Value Base Group’s designee, Mr. Tal Yaacobi (the “Designee”), would be appointed to the Company’s Board of Directors (the “Board”) no later than August 8, 2024, to serve as a Class I director (and to stand for re-election at the 2025 annual meeting of shareholders), and as a member of the Board's Nominating, Governance and Sustainability Committee.

Pursuant to the Nomination Agreement, Value Base Group and its affiliates also agreed not to increase their beneficial ownership of the Company's ordinary shares to more than 24.99% of the total ordinary shares of the Company outstanding during a period commencing on the date of the Nomination Agreement and ending on the earlier of the 2026 annual meeting of shareholders or the Designee’s departure from the Board (the “Standstill Period”).

During the Standstill Period, Value Base Group agreed not to solicit proxies, or encourage or influence any person, for the election of individuals to the Board, or to seek representation on or nominate any candidate affiliated with Value Base Group to the Board, except the Designee. Value Base Group is able, however, to propose and act to nominate qualified candidates to the Board who are not affiliated with Value Base Group.

Notwithstanding the Designee's votes as a member of the Board or the Nominating, Governance and Sustainability Committee, Value Base Group as a shareholder undertook pursuant to the Nomination Agreement to vote all of its ordinary shares of the Company (i) at the 2024 annual meeting of shareholders, in favor of the entire class of candidates that is supported by a majority of the Board and against any other candidates not supported by a majority of the Board, (ii) at the 2025 annual meeting of shareholders, in favor of at least two members of the class of candidates that are supported by a majority of the Board (i.e., Value Base Group may object to only one candidate) and against all other candidates not supported by a majority of the Board (but one such nominee) and (iii) at the 2026 annual meeting of shareholders, in favor of at least one member of the class of candidate nominated that is supported by a majority of the Board (i.e., Value Base Group may object to two candidates) and against all other candidates not supported by a majority of the Board (but two such nominees).

In addition, Value Base Group agreed to vote against any shareholder proposal that results in an increase or decrease to the size of the Board as set in accordance with the Articles of Association of the Company.

Except as set forth above, Value Base Group and the Designee are free to engage in any discussions, solicitation or any other action related to its plans or proposals.

The Company's obligations under the Nomination Agreement will terminate under certain conditions, including if (i) Value Base Group and its affiliates cease to beneficially own at least 5% of the outstanding ordinary shares of the Company, (ii) the Designee fails to comply with Board policies and procedures or qualify as a director under applicable law, (iii) Value Base Group or the Designee fails to comply with material terms of the Nomination Agreement or (iv) in the event of Change of Control (as defined in the Nomination Agreement).

This summary is qualified in its entirety by the text of the Nomination Agreement.

On July 23, 2024, the Board of Directors of Valens appointed Mr. Yaacobi as a Class I director and member of the Nominating, Governance and Sustainability Committee, with such appointments taking effect on August 8, 2024.

The Reporting Persons acquired the Ordinary Shares for investment purposes and they intend to review their investments in the Issuer on a continuing basis. The Reporting Persons seek to enhance Issuer value and, subject to the Nomination Agreement, intend to take such actions with respect to their investments in Valens as they deem appropriate in light of the circumstances existing from time to time, including without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investments in the Issuer. In addition, subject to the Nomination Agreement, each of the Reporting Persons may purchase additional Ordinary Shares or may, and hereby reserves the right to, dispose of some or all of his holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions, subject to certain provisions of the law.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.          Interest in Securities of the Issuer.

(a) – (b)

As of the date hereof, VBF GP may be deemed to be the beneficial owner of the 10,449,348 Ordinary Shares held directly by VBF LP, which represent approximately 9.93% of the number of Ordinary Shares outstanding.

As of the date hereof, VBFI GP may be deemed to be the beneficial owner of the 9,028,482 Ordinary Shares held directly by VBFI LP, which represent approximately 8.58%% of the number of Ordinary Shares outstanding.

As of the date hereof, Value Base, as the controlling shareholder of VBF GP and VBFI GP, may be deemed the indirect beneficial owner of 10,449,348 and 9,028,482 Ordinary Shares beneficially owned by VBF GP and VBFI GP, respectively, which together aggregate to 19,477,830 Ordinary Shares representing approximately 18.51% of the number of Ordinary Shares outstanding.

As of the date hereof, Mr. Shamrich, who together with Mr. Nouberger controls Value Base, may be deemed the indirect beneficial owner of 19,477,830 Ordinary Shares beneficially owned by Value Base, representing approximately 18.51% of the number of Ordinary Shares outstanding.

As of the date hereof, Mr. Nouberger, who together with Mr. Shamrich controls Value Base, may be deemed the indirect beneficial owner of 19,477,830 Ordinary Shares beneficially owned by Value Base, representing approximately 18.51% of the number of Ordinary Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d) of the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.

Percentages set forth in this Schedule 13D were calculated based on 105,211,368 Ordinary Shares outstanding as of February 14, 2024 (as reported in the Issuer's Annual Report on Form 20-F filed with the SEC on February 28, 2024).

(c) Information concerning transactions in the Ordinary shares effected by the Reporting Persons during the past sixty (60) days is set forth in Schedule A hereto and is incorporated herein by reference.

(d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Ordinary Shares referred to in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Nomination Agreement described in Item 4 above, which is incorporated by reference into this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.          Material to be Filed as Exhibits.

The following Exhibits are filed herewith:

1	Joint Filing Agreement by and among the Reporting Persons

2	Unanimous written resolutions of the directors of Value Base Fund Management Ltd., dated as of September 27, 2023

3	Attorney’s Certification certifying the signature authority of person(s) signing on behalf of Value Base Invest Management Ltd., dated as of May 6, 2024

4	Board Nomination Agreement, dated as of July 23, 2024

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 23, 2024

Value Base Ltd.

/s/ Ido Nouberger	/s/ Victor Shamrich
Name: Ido Nouberger	Name: Victor Shamrich
Title: CEO	Title: Chairman

Value Base Fund General Partner Ltd. By: Value Base Fund Management Ltd.

/s/ Ido Nouberger*	/s/ Victor Shamrich*
Name: Ido Nouberger	Name: Victor Shamrich
Title: Director	Title: Director

Value Base Invest Management Ltd.

/s/ Ido Nouberger**	/s/ Victor Shamrich**
Name: Ido Nouberger	Name: Victor Shamrich
Title: Director	Title: Director

/s/ Ido Nouberger
Ido Nouberger

/s/ Victor Shamrich
Victor Shamrich

* Evidence of signature authority on behalf of Value Base Fund Management Ltd. is attached as Exhibit 2 to this Schedule 13D.

** Evidence of signature authority on behalf of Value Base Invest Management Ltd. is attached as Exhibit 3 to this Schedule 13D.

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Ordinary Shares which were effectuated in the past sixty (60) days by the Reporting Persons. All transactions were effectuated in the open market through a broker.

Trade Date	Purchaser	Transaction	Number of Shares	Price Per Share ($)
23/05/2024	VBFI GP	Buy	341,472	2.59
24/05/2024	VBFI GP	Buy	31,739	2.64
28/05/2024	VBFI GP	Buy	72,141	2.69
29/05/2024	VBFI GP	Buy	34,358	2.68
30/05/2024	VBFI GP	Buy	42,786	2.72
31/05/2024	VBFI GP	Buy	79,779	2.70
03/06/2024	VBFI GP	Buy	99,731	2.72
04/06/2024	VBFI GP	Buy	189,195	2.71
05/06/2024	VBFI GP	Buy	86,291	2.78
06/06/2024	VBFI GP	Buy	155,798	2.97
11/06/2024	VBFI GP	Buy	25,349	3.15
13/06/2024	VBFI GP	Buy	67,502	3.15
14/06/2024	VBFI GP	Buy	98,819	3.12
17/06/2024	VBFI GP	Buy	74,335	3.10
18/06/2024	VBFI GP	Buy	96,356	3.05
20/06/2024	VBFI GP	Buy	158,625	3.10
21/06/2024	VBFI GP	Buy	50,469	3.10
24/06/2024	VBFI GP	Buy	96,074	3.08
25/06/2024	VBFI GP	Buy	45,859	3.10
26/06/2024	VBFI GP	Buy	35,565	3.11
27/06/2024	VBFI GP	Buy	32,858	3.15
28/06/2024	VBFI GP	Buy	21,826	3.19
01/07/2024	VBFI GP	Buy	50,383	3.19
02/07/2024	VBFI GP	Buy	45,000	3.21
03/07/2024	VBFI GP	Buy	15,758	3.20